Q1 FY2020

ENDAVA ANNOUNCES FIRST QUARTER FISCAL YEAR 2020 RESULTS

Q1 FY2020
24.0% Year on Year Revenue Growth to £82.4 million
21.5% Revenue Growth at Constant Currency
IFRS diluted EPS £0.26 compared to £0.04 in the prior year comparative period
Adjusted diluted EPS £0.24 compared to £0.17 in the prior year comparative period

London, U.K. – Endava plc (NYSE: DAVA) ("Endava" or the "Company") a global provider of digital transformation, agile development and intelligent automation services, today announced results for the three months ended September 30, 2019, the first quarter of its 2020 fiscal year ("Q1 FY2020").

"We are off to a very strong start in our new fiscal year with revenue of £82.4 million in Q1 FY2020, an increase of 24.0% Year on Year on a reported basis from £66.4 million in the same quarter in the prior year attesting to our solid organic revenue growth. Our recent acquisition of Intuitus Limited, along with the launch of our integrated IT due diligence product with Bain & Company, are expected to be catalysts to accelerate our penetration of the Private Equity market segment, in line with our strategy of further diversifying our client base," said John Cotterell, Endava’s CEO.

FIRST QUARTER FISCAL YEAR 2020 FINANCIAL HIGHLIGHTS *:

•	Revenue for Q1 FY2020 was £82.4 million, an increase of 24.0% compared to £66.4 million in the same period in the prior year.

•	Revenue growth rate at constant currency (a non-IFRS measure) was 21.5% for Q1 FY2020 compared to 39.8% in the same period in the prior year.

•	Profit before tax for Q1 FY2020 was £17.5 million compared to £2.6 million in the same period in the prior year, or 21.2% of revenue compared to 4.0% in the same period in the prior year.

•
Adjusted profit before tax (a non-IFRS measure) for Q1 FY2020 was £16.9 million compared to £11.7 million in the same period in the prior year, or 20.5% of revenue compared to 17.6% in the same period in the prior year.

•
Profit for the period was £14.5 million in Q1 FY2020, resulting in a diluted EPS of £0.26, compared to profit for the period of £2.0 million and diluted EPS of £0.04 in the same period in the prior year.

Q1 FY2020

•
Adjusted profit for the period (a non-IFRS measure) was £13.6 million in Q1 FY2020, resulting in adjusted diluted EPS (a non-IFRS measure) of £0.24 compared to adjusted profit for the period of £9.4 million and adjusted diluted EPS of £0.17 in the same period in the prior year.

CASH FLOW:

•	Net cash from operating activities was £15.4 million in Q1 FY2020 compared to £2.1 million in the same period in the prior year.

•	Adjusted free cash flow (a non-IFRS measure) was £13.5 million in Q1 FY2020 compared to £0.3 million in the same period in the prior year.

•	At September 30, 2019, Endava had cash and cash equivalents of £83.6 million compared to £70.2 million at June 30, 2019.

* All Q1 FY2020 figures reflect our adoption of IFRS 16 - Leases effective as of July 1, 2019, on a modified retrospective basis.

OTHER METRICS FOR THE QUARTER ENDED SEPTEMBER 30, 2019

•
Headcount reached 5,904 at September 30, 2019, with 5,339 average operational employees in Q1 FY2020, compared to a headcount of 5,182 at September 30, 2018 and 4,608 average operational employees in the same period in the prior year.

•	Number of clients with over £1 million in revenue was 62 on a rolling twelve months basis at September 30, 2019 compared to 52 at September 30, 2018.

•	Top 10 clients accounted for 41% of revenue in Q1 FY2020, compared to 39% in the same period in the prior year.

•
By geographic region, 27% of revenue was generated in North America, 26% was generated in Europe, 45% was generated in the United Kingdom and 2% was generated in the Rest of the World in Q1 FY2020. This compares to 27% in North America, 29% in Europe and 44% in the United Kingdom in the same period in the prior year. The Rest of the World was immaterial in the same period in the prior year.

•
By industry vertical, 53% of revenue was generated from Payments and Financial Services, 25% from TMT and 22% from Other. This compares to 53% Payments and Financial Services, 27% TMT and 20% Other in the same period in the prior year.

BUSINESS HIGHLIGHTS:
On October 12, 2019, Endava entered into a new multicurrency revolving credit facility with HSBC Bank plc, as agent, and HSBC UK Bank plc, DNB (UK) Limited, Keybank National Association and

Q1 FY2020

Silicon Valley Bank as mandated lead arrangers, bookrunners and original lenders. The Multicurrency Revolving Credit Facility is an unsecured revolving credit facility in the amount of £200 million with an initial term of three years, and it replaced the prior £50 million secured facility with HSBC UK Bank Plc. The Multicurrency Revolving Credit Facility also provides for uncommitted accordion options of up to an aggregate of £75 million in additional borrowing. The Multicurrency Revolving Credit Facility is intended to support the Company’s future capital investments and development activities.

On November 4, 2019, Endava announced the purchase of Intuitus Limited (“Intuitus”), headquartered in Edinburgh, Scotland. Intuitus is a leading independent provider of information technology due diligence and other technology advisory services to Private Equity clients.

On November 14, 2019, Endava and Bain & Company announced the launch of an integrated IT due diligence product. Endava and Bain extended their partnership into the private equity space in order to provide a strong mix of skills to the private equity space and build on their collaboration on digital transformations.
OUTLOOK
Second Quarter Fiscal Year 2020:
We expect revenues will be in the range £82.5m to £83.2m, representing constant currency growth of between 20% and 21%. We expect adjusted diluted EPS to be in the range of £0.21 to £0.22 per share.

Full Fiscal Year 2020:
We expect revenues will be in the range £340.0m to £343.0m, representing constant currency growth of between 22% and 23%. We expect adjusted diluted EPS to be in the range of £0.86 to £0.89 per share.

Our guidance regarding constant currency growth is pro-forma for the sale of Endava Technology SRL, also referred to as “the Captive,” to Worldpay. The transaction closed on August 31, 2019.

Our guidance for the Full Fiscal Year 2020 is below the range we provided last quarter due solely to a movement in foreign exchange rates as a result of the strengthening of the British Pound. We provided guidance for the Full Fiscal Year 2020 last quarter using the exchange rates at the end

Q1 FY2020

of August, when the exchange rate was 1 GBP to 1.21 USD and 1.10 Euro. This quarter, we are providing guidance for Q2 FY2020 and for the Full Fiscal Year 2020 using the exchange rates at the end of October, when the exchange rate was 1 GBP to 1.29 USD and 1.16 Euro, an increase of 7% and 5%, respectively.

Endava is not able, at this time, to provide an outlook for IFRS diluted EPS for Q2 FY2020 or FY2020 because of the unreasonable effort of estimating certain items that are excluded from adjusted diluted EPS, including, for example, share-based compensation expense, amortisation of acquired intangible assets and foreign currency exchange (gains) losses, the effect of which may be significant.
CONFERENCE CALL DETAILS:
The Company will host a conference call at 8:00 am EST today, November 19, 2019, to review its Q1 FY2020 results. To participate in Endava’s Q1 FY2020 earnings conference call, please dial in at least five minutes prior to the scheduled start time (877) 683-6368 or (647) 689-5450 for international participants, Conference ID 9837517.
Investors may listen to the call on Endava’s Investor Relations website at http://investors.Endava.com. The webcast will be recorded and available for replay until Friday, December 6, 2019.
ABOUT ENDAVA PLC:
Endava is a leading next-generation technology services provider and helps accelerate disruption by delivering rapid evolution to enterprises. Using distributed enterprise agile at scale, Endava collaborates with its clients, seamlessly integrating with their teams, catalysing ideation and delivering robust solutions. Endava helps its clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. It services clients in the following industries: Payments and Financial Services, TMT, Consumer Products, Retail, Logistics and Healthcare. Endava had 5,904 employees as of September 30, 2019 located in offices in North America and Western Europe and delivery centres in Romania, Moldova, Bulgaria, Serbia, North Macedonia, Argentina, Uruguay, Venezuela, and Colombia.

Q1 FY2020

NON-IFRS FINANCIAL INFORMATION:
To supplement Endava’s Consolidated Statements of Comprehensive Income, Consolidated Balance Sheets and Consolidated Statements of Cash Flow presented in accordance with IFRS, the Company uses non-IFRS measures of certain components of financial performance. These measures include: revenue growth rate at constant currency, adjusted profit before tax, adjusted profit for the period, adjusted diluted EPS and adjusted free cash flow.

Revenue growth rate at constant currency is calculated by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average rates in effect for the fiscal quarter ended September 30, 2018 were used to convert revenue for the fiscal quarter ended September 30, 2019 and the revenue for the comparable prior period.

Adjusted profit before tax ("Adjusted PBT") is defined as the Company’s profit before tax adjusted to exclude the impact of share-based compensation expense, amortisation of acquired intangible assets, realised and unrealised foreign currency exchange gains and losses, initial public offering expenses incurred, Sarbanes-Oxley compliance readiness expenses incurred, fair value movement of contingent consideration and gain on disposal of subsidiary (all of which are non-cash other than realised foreign currency exchange gains and losses, initial public offering expenses, Sarbanes-Oxley compliance readiness expenses incurred and gain on disposal of subsidiary). Adjusted PBT margin is adjusted PBT as a percentage of total revenue.

Adjusted profit for the period is defined as Adjusted PBT together with the tax impact of these adjustments.

Adjusted diluted EPS is defined as Adjusted profit for the period, divided by weighted average number of shares outstanding - diluted.

Adjusted free cash flow is the Company’s net cash from operating activities, plus grants received, less net purchases of non-current assets (tangible and intangible).

In order for Endava’s investors to be better able to compare its current period results with those of previous periods, the Company has shown a reconciliation of IFRS to non-IFRS financial measures. Management believes these measures help illustrate underlying trends in the

Q1 FY2020

Company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the Company's business and evaluating its performance. Management also believes the presentation of its non-IFRS financial measures enhances an investor’s overall understanding of the Company’s historical financial performance. The presentation of the Company’s non-IFRS financial measures is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with IFRS, and its non-IFRS measures may be different from non-IFRS measures used by other companies.

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” "outlook," and other similar terms and phrases. Such forward-looking statements include, but are not limited to, the statements regarding our projected financial performance for our second fiscal quarter and fiscal year 2020 and statements regarding the anticipated impact on our business of our partnership with Bain and our acquisition of Intuitus. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: our ability to sustain our revenue growth rate in the future; our ability to retain existing clients and attract new clients, including our ability to increase revenue from existing clients and diversify our revenue concentration; our ability to attract and retain highly- skilled IT professionals at cost-effective rates; our ability to penetrate new industry verticals and geographies and grow our revenue in current industry verticals and geographies; our ability to maintain favourable pricing and utilisation rates; our ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; the effects of increased competition as well as innovations by new and existing competitors in our market; the size of our addressable market and market trends; our ability to adapt to technological change and innovate solutions for our clients; our plans for growth and future operations, including our ability to manage our growth; our expectations of future operating results or financial performance; our ability to effectively manage our international operations, including our exposure to foreign currency exchange rate fluctuations; and our future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes, as well as other risks and uncertainties discussed in the “Risk Factors” section of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on September 25, 2019. In addition, the forward-looking statements included in this press release represent our views and expectations as of the date

Q1 FY2020

hereof and are based on information currently available to us. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so except as required by law. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date hereof.
INVESTOR CONTACT:
Endava Plc
Laurence Madsen, Investor Relations Manager
Investors@endava.com

Q1 FY2020

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended September 30
	2019	2018
	£’000	£’000
REVENUE	82,352	66,414
Cost of sales
Direct cost of sales	(48,764)	(40,358)
Allocated cost of sales	(3,921)	(3,569)
Total cost of sales	(52,685)	(43,927)
GROSS PROFIT	29,667	22,487
Selling, general and administrative expenses	(17,340)	(14,662)
OPERATING PROFIT	12,327	7,825
Net finance income / (expense)	2,928	(5,191)
Gain on sale of subsidiary	2,215	—
PROFIT BEFORE TAX	17,470	2,634
Tax on profit on ordinary activities	(2,958)	(586)
PROFIT FOR THE PERIOD AND PROFIT ATTRIBUTABLE TO OWNERS OF THE PARENT	14,512	2,048
Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(1,925)	(268)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT	12,587	1,780

EARNINGS PER SHARE:
Weighted average number of shares outstanding - Basic	52,556,332	48,258,033
Weighted average number of shares outstanding - Diluted	55,422,182	53,842,639
Basic EPS (£)	0.28	0.04
Diluted EPS (£)	0.26	0.04

Q1 FY2020

CONDENSED BALANCE SHEETS

	September 30, 2019	June 30, 2019	September 30, 2018
	£’000	£’000	£’000

ASSETS - NON-CURRENT
Goodwill	36,251	36,760	41,494
Intangible assets	29,063	28,910	30,381
Property, plant and equipment	10,828	10,579	9,238
Lease right-of-use assets	37,382	—	—
Financial assets	1,066	—	—
Deferred tax assets	9,841	9,550	2,492
TOTAL	124,431	85,799	83,605
ASSETS - CURRENT
Trade and other receivables	67,901	65,917	61,130
Corporation tax receivable	793	790	76
Financial assets	617	—	—
Cash and cash equivalents	83,628	70,172	41,765
TOTAL	152,939	136,879	102,971
TOTAL ASSETS	277,370	222,678	186,576
LIABILITIES - CURRENT
Borrowings	12	21	41
Lease liabilities	8,552	—	—
Trade and other payables	48,095	48,502	40,825
Corporation tax payable	4,970	2,920	—
Contingent consideration	1,285	1,244	1,212
Deferred consideration	—	1,516	4,512
TOTAL	62,914	54,203	46,590
LIABILITIES - NON CURRENT
Lease liabilities	29,603	—	—
Borrowings	—	—	12
Deferred tax liabilities	1,950	2,033	2,795
Other liabilities	118	113	279
TOTAL	31,671	2,146	3,086
EQUITY
Share capital	1,089	1,089	1,061
Share premium	17,280	17,271	48,614
Merger relief reserve	4,430	4,430	4,430
Retained earnings	165,314	146,963	63,659
Other reserves	(3,502)	(1,577)	21,411
Investment in own shares	(1,826)	(1,847)	(2,275)
TOTAL	182,785	166,329	136,900
TOTAL LIABILITIES AND EQUITY	277,370	222,678	186,576

Q1 FY2020

CONDENSED STATEMENTS OF CASH FLOWS

	Three Months Ended September 30
	2019	2018
	£’000	£’000
OPERATING ACTIVITIES
Profit for the period	14,512	2,048
Income tax charge	2,958	586
Non-cash adjustments	1,956	8,497
Tax paid	(832)	(1,492)
Net changes in working capital	(3,185)	(7,588)
Net cash from operating activities	15,409	2,051

INVESTING ACTIVITIES
Purchase of non-current assets (tangibles and intangibles)	(2,506)	(1,894)
Proceeds from disposal of non-current assets	13	—
Acquisition of business / subsidiaries - settlement of deferred consideration	(1,523)	—
Proceeds from sale of subsidiary net of cash disposed	2,578	—
Interest received	199	74
Net cash used in investing activities	(1,239)	(1,820)

FINANCING ACTIVITIES
Proceeds from sublease	154	—
Repayment of borrowings	(9)	(20,015)
Repayment of lease liabilities	(2,156)	—
Interest paid	(166)	(148)
Grant received	564	105
Net proceeds from initial public offering	—	44,828
Issue of shares	9	—
Net cash from financing activities	(1,604)	24,770
Net change in cash and cash equivalents	12,566	25,001

Cash and cash equivalents at the beginning of the period	70,172	15,048
Exchange differences on cash and cash equivalents	890	1,716
Cash and cash equivalents at the end of the period	83,628	41,765

Q1 FY2020

RECONCILIATION OF ADJUSTED FINANCIAL MEASURES TO COMPARABLE IFRS FINANCIAL MEASURES

RECONCILIATION OF REVENUE GROWTH RATE AT CONSTANT CURRENCY TO REVENUE GROWTH RATE AS REPORTED UNDER IFRS:

	Three Months ended September 30
	2019	2018
REVENUE GROWTH RATE AT CONSTANT CURRENCY	21.5%	39.8%
Foreign exchange rates impact	2.5%	(0.1%)
REVENUE GROWTH RATE AS REPORTED UNDER IFRS	24.0%	39.7%

RECONCILIATION OF ADJUSTED PROFIT BEFORE TAX AND ADJUSTED PROFIT FOR THE PERIOD:

	Three Months Ended September 30
	2019	2018
	£’000	£’000

PROFIT BEFORE TAX	17,470	2,634
Adjustments:
Share-based compensation expense	3,323	1,884
Amortisation of acquired intangible assets	896	879
Foreign currency exchange (gains) losses, net	(2,553)	(705)
Initial public offering expenses incurred	—	976
Sarbanes-Oxley compliance readiness expenses incurred	—	194
Fair value movement of contingent consideration	—	5,805
Net gain on disposal of subsidiary	(2,215)	—
Total adjustments	(549)	9,033
ADJUSTED PROFIT BEFORE TAX	16,921	11,667

PROFIT FOR THE PERIOD	14,512	2,048
Adjustments:
Adjustments to profit before tax	(549)	9,033
Tax impact of adjustments	(393)	(1,683)
ADJUSTED PROFIT FOR THE PERIOD	13,570	9,398

Diluted EPS (£)	0.26	0.04
Adjusted diluted EPS (£)	0.24	0.17

Q1 FY2020

RECONCILIATION OF NET CASH FROM OPERATING ACTIVITIES TO ADJUSTED FREE CASH FLOW

	Three Months Ended September 30
	2019	2018
	£’000	£’000

Net cash from operating activities	15,409	2,051
Adjustments:
Grant received	564	105
Net purchases of non-current assets (tangible and intangible)	(2,493)	(1,894)
Adjusted free cash flow	13,480	262

Q1 FY2020

SUPPLEMENTARY INFORMATION

SHARE-BASED COMPENSATION EXPENSE

	Three Months Ended September 30
	2019	2018
	£’000	£’000

Direct cost of sales	1,697	748
Selling, general and administrative expenses	1,626	1,136
Total	3,323	1,884

DEPRECIATION AND AMORTISATION

	Three Months Ended September 30
	2019	2018
	£’000	£’000

Direct cost of sales	2,751	900
Selling, general and administrative expenses	1,376	1,028
Total	4,127	1,928

Q1 FY2020

EMPLOYEES, TOP 10 CUSTOMERS and REVENUE SPLIT

Six Months Ended December 31	Three Months Ended September 30
	2019	2018

Closing number of total employees	5,904	5,182
Average operational employees	5,339	4,608

Top 10 customers %	41%	39%
Number of clients with > £1m of revenue (rolling 12 months)	62	52

Geographic split of revenue %
North America	27%	27%
Europe	26%	29%
UK	45%	44%
Rest of World (RoW)	2%	-

Industry vertical split of revenue %
Payments and Financial Services	53%	53%
TMT	25%	27%
Other	22%	20%